Filed Pursuant to Rule 433
Registration No. 333-208553

April 28, 2016

Pricing Term Sheet

FINAL PRICING TERMS OF THE REPUBLIC OF TURKEY USD 1,500,000,000 6.625%

NOTES DUE FEBRUARY 17, 2045 (RE-OPENING)

ISSUER:	The Republic of Turkey

SECURITIES:	6.625% Notes due February 17, 2045 (re-opening of existing notes issued on February 19, 2014)

PRICING DATE:	April 28, 2016

SETTLEMENT DATE:	May 4, 2016

ISSUE FORMAT:	Global (SEC Registered)

EXPECTED RATINGS OF THE NOTES*:	Baa3 (Moody’s) / BBB- (Fitch)

OUTSTANDING ISSUE SIZE BEFORE RE-OPENING:	USD 1,500,000,000

RE-OPENING AMOUNT OFFERED:	USD 1,500,000,000

OUTSTANDING ISSUE SIZE AFTER RE-OPENING:	USD 3,000,000,000 (after re-opening)

PRICE TO PUBLIC:	117.781% (plus accrued interest of $14.17 per USD 1,000 principal amount)

TOTAL FEES:	USD 1,125,000 (0.075%)

NET PROCEEDS TO ISSUER:	USD 1,765,590,000 plus accrued interest of USD 21,255,208.33 from and including February 17, 2016

YIELD TO MATURITY:	5.40% per annum

COUPON:	6.625% per annum, payable semi-annually on a 30/360-day basis

MATURITY DATE:	February 17, 2045

SPREAD TO US TREASURY:	271.7 bps

BENCHMARK US TREASURY:	3.000% US Treasury due November 2045

BENCHMARK US TREASURY YIELD:	2.683%

DENOMINATIONS:	USD 200,000/USD 1,000

INTEREST PAYMENT DATES:	February 17 and August 17 in each year, beginning on August 17, 2016 (short first coupon)

CUSIP/ISIN/COMMON CODE:	900123 CG3 / US900123CG37 / 103497795

EXPECTED LISTING:	Luxembourg Stock Exchange, Regulated Market

LEAD-MANAGERS/BOOKRUNNERS:	BNP Paribas Goldman Sachs International J.P. Morgan Securities plc

SETTLEMENT:	Expected May 4, 2016 through the book-entry facilities of The Depository Trust Company

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by us.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, any prospectus supplement or free writing prospectus for this offering if you request it by calling toll-free BNP Paribas at +44 207 595 8222, Goldman Sachs International at 1-866-471-2526, or J.P. Morgan Securities plc at +1-866-803-9204.

The preliminary prospectus supplement relating to the notes is available under the following link:

http://www.sec.gov/Archives/edgar/data/869687/000119312516563776/d175696d424b5.htm

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